Christopher Werner, CEO
C3 Capital, Inc.
December 5, 2023
Page 1

December 5, 2023
CONFIDENTIAL
VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re: C3 Capital, Inc. Withdrawal of Offering Circular on Form 1-A, File No. 024-12366

Dear Ladies/Sirs:

This correspondence informs the Commission that the issuer, C3 Capital, Inc. is formally withdrawing on this Form 1-A-W, the Form 1-A dated and filed under File No. 024-12366. The issuer filed this Offering Statement under the incorrect CIK name.

If we can be of further assistance, please do not hesitate to contact us at 719-440-0333.

Sincerely,
Christopher Werner
Christopher Werner, Chairman and CEO
cc James R. Simmons, Esq.
Simmons Associates, Ltd.